Exhibit 99.1 - Part II, Item 1 of NL's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1994 (File No. 1-640).



                           PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

    Reference is made to the 1993 Annual Report and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 for descriptions of certain previously-reported legal proceedings.

    Coren, et al. v. Cardoza v. Sherwin-Williams, et al. and Pacheco, et al. v. Ortiz v. The Sherwin-Williams Company, et al. In May 1994, joint stipulations of dismissal without prejudice were filed by the third-party plaintiff and the third-party defendants (including the Company) in each of these previously-reported cases.

    Barros v. Pires v. Sherwin-Williams Co., et al. In May 1994, the third-party plaintiffs withdrew their motion for reconsideration or reversal of the court's previous decision dismissing the third-party defendants, including the Company.

    The City of New York, the New York City Housing Authority and the New York City Health and Hospitals Corp. v. Lead Industries Association, Inc., et al. In May 1994, the trial court granted the defendants' motion to dismiss the plaintiffs' restitution and indemnification claims. The plaintiffs filed a notice of appeal.

    Skipworth v. Sherwin-Williams Co., et al. In June 1994, the plaintiffs appealed the trial court's decision dismissing the plaintiffs' case with prejudice.

    NL Industries, Inc. v. Commercial Union Insurance Cos., et al. In July 1994, the court entered judgment on the previously-reported order requiring Commercial Union to pay previously-incurred Company costs in defending two lead pigment cases. The defendant's time to appeal has not yet expired.

    Wagner, et al. v. Anzon and NL Industries, Inc. Defendants' motion for summary judgment was denied; trial remains set for September 1994.

    United States of America v. Peter Gull and NL Industries, Inc. In June 1994, both the Company and the U.S. Environmental Protection Agency (the "U.S. EPA") appealed the previously-reported judgment.

    Pedricktown. In July 1994, the U.S. EPA selected a remediation plan for the remaining clean-up of operable unit one which the U.S. EPA estimates will cost $18.7 million to complete. No agreement regarding the allocation of such costs among the potentially responsible parties has been reached.

    Dallas Smelter. The Texas Natural Resource Commission has filed a report and petition against the Company and Mainland Land and Equipment ("Mainland") seeking approximately $.2 million in penalties and implementation of a site investigation plan in connection with the Company's former smelter in Dallas, Texas. The report and petition alleges that the Company and Mainland are responsible for the discharge of pollutants and for the failure to undertake actions to abate and remove the discharge of pollutants. The Company has filed an answer denying the allegations and has requested a hearing.

    Day, et al. v. NLO, Inc., et al. In July 1994, the parties reached a settlement agreement pursuant to which the Department of Energy would pay all costs of the settlement, the plaintiffs' case would be dismissed, and the

Company and NLO would be released and dismissed. The settlement is subject to final court approval.